

SECUR 07001600 SION

SEC MAIL RECEIVED PROCESSING FEB 27 2007 WASH, D.C. 186 SECTION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 30563

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GILL CAPITAL PARTNERS, ~~INC.~~

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

600 SOUTH CHERRY STREET, SUITE 800
(No. and Street)

DENVER (City) COLORADO (State) 80246 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
JAMES O'BRIEN 303-296-6260
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

AFFLECK GILMAN & CO., P.C.
(Name – *if individual, state last, first, middle name*)

495 UINTA WAY, SUITE 100 (Address) DENVER (City) COLORADO (State) 80230 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 14 2007 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, JAMES O'BRIEN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GILL CAPITAL PARTNERS, INC., as of DECEMBER 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



SHERIE VALDETERO
Notary Public
State of Colorado

Signature

PRESIDENT

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


SEC MAIL
RECEIVED
PROCESSING
FEB 27 2007
WASH., D.C.
186
SECTION

GILL CAPITAL PARTNERS, INC.
(A SUBSIDIARY OF OBW, INC.)

AUDITED FINANCIAL STATEMENTS

DECEMBER 31, 2006

AFFLECK GILMAN & CO., P.C.
Certified Public Accountants

GILL CAPITAL PARTNERS, INC.
(A SUBSIDIARY OF OBW, INC.)

CONTENTS

AFFLECK GILMAN & CO., P.C.
Certified Public Accountants

Julie K. Affleck, CPA
Richard L. Gilman, CPA

cpa

INDEPENDENT AUDITORS' REPORT

Board of Directors
Gill Capital Partners, Inc.
Denver, Colorado

We have audited the accompanying statements of financial condition of Gill Capital Partners, Inc. (a subsidiary of OBW, Inc.) as of December 31, 2006 and 2005, and the related statements of operations, cash flows, stockholders' equity and changes in subordinated borrowings for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Gill Capital Partners, Inc. (a subsidiary of OBW, Inc.) as of December 31, 2006 and 2005, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Affleck Gilman & Co., P.C.

AFFLECK GILMAN & CO., P.C.
Certified Public Accountants

Denver, Colorado
February 15, 2007

495 Uinta Way, Suite 100 • Denver, Colorado 80230 • 303-261-1016 • FAX 303-261-1013 • 2mycpa@affleckgilman.com

GILL CAPITAL PARTNERS, INC.
(A SUBSIDIARY OF OBW, INC.)

STATEMENTS OF FINANCIAL CONDITION

ASSETS

	December 31, 2006	December 31, 2005
Cash	$ 114,896	$ 108,866
Cash deposits with clearing organizations	50,000	50,000
Commissions receivable	14,569	10,871
Advisory fees receivable	44,913	19,002
Due from related party	11,949	11,949
Prepaid expenses	6,916	4,052
Property and equipment, at cost, net of accumulated depreciation	3,773	4,852
Deferred tax benefit	-	5,260
Refundable deposits	5,505	2,259
TOTAL ASSETS	$ 252,521	$ 217,111

The accompanying notes are an integral part of these financial statements.

GILL CAPITAL PARTNERS, INC.
(A SUBSIDIARY OF OBW, INC.)

STATEMENTS OF FINANCIAL CONDITION (CONTINUED)

LIABILITIES AND STOCKHOLDERS' EQUITY

	December 31, 2006	2005
LIABILITIES		
Accounts payable and other liabilities	$ 25,681	$ 9,153
Payroll taxes payable	-	250
Due to related party	8,000	8,000
Subordinated loan payable to stockholder	130,000	130,000
TOTAL LIABILITIES	163,681	147,403
COMMITMENTS		
STOCKHOLDERS' EQUITY		
Common Stock, no par value: authorized 10,000,000 and 50,000 shares; issued and outstanding 48,000 shares	4,500	4,500
Additional paid-in capital	124,273	119,073
Retained earnings (deficit)	(39,933)	(53,865)
TOTAL STOCKHOLDERS' EQUITY	88,840	69,708
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 252,521	$ 217,111

The accompanying notes are an integral part of these financial statements.

GILL CAPITAL PARTNERS, INC.
(A SUBSIDIARY OF OBW, INC.)

STATEMENTS OF OPERATIONS

	Year Ended December 31, 2006	2005
INCOME		
Commissions	$ 472,925	$ 397,865
Investment advisory fees	154,845	-
Retirement plan services	57,305	32,690
Interest and dividends	7,169	3,578
Other income	7,825	3,720
TOTAL INCOME	700,069	437,853
EXPENSES		
Clearing fees	50,705	44,760
Salaries - officers	127,189	200,902
Salaries - other	140,081	45,085
Employee benefits	29,894	20,880
Payroll taxes	25,494	20,466
Management fees	66,734	-
Rent	24,870	23,991
Equipment lease	2,835	2,916
Telephone	9,739	8,702
Contract labor	79,990	49,938
Office expense	9,592	3,247
Dues and subscriptions	7,186	5,779
Insurance	726	3,341
Postage	1,960	1,628
Travel and entertainment	13,726	7,775
Taxes and licenses	385	124
Professional fees	58,175	17,293
Advertising and promotion	8,770	2,033
Quotation Services	11,596	-
Depreciation	1,079	1,302
Interest	5,593	5,281
Miscellaneous expenses	4,558	1,483
TOTAL EXPENSES	680,877	466,926
NET INCOME (LOSS) BEFORE INCOME TAX BENEFIT (EXPENSE)	19,192	(29,073)
FEDERAL AND STATE INCOME TAX BENEFIT (EXPENSE)	(5,260)	5,260
NET INCOME (LOSS)	$ 13,932	$ (23,813)

The accompanying notes are an integral part of these financial statements.

GILL CAPITAL PARTNERS, INC.
(A SUBSIDIARY OF OBW, INC.)

STATEMENTS OF CASH FLOWS

	Year Ended December 31, 2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income (loss)	$ 13,932	$ (23,813)
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities:		
Depreciation	1,079	1,302
Interest imputed on subordinated loan payable	5,200	5,200
(Increase) decrease in assets:		
Accounts receivable	(29,609)	(17,101)
Deferred tax benefit	5,260	(5,260)
Prepaid expenses	(2,864)	-
Refundable deposits	(3,246)	-
Increase (decrease) in liabilities:		
Accounts payable	16,528	(13,509)
Payroll taxes payable	(250)	250
NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES	6,030	(52,931)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Advances to related party	-	(11,949)
Purchase of property and equipment	-	(1,042)
NET CASH USED BY INVESTING ACTIVITIES	-	(12,991)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Advances from related party	-	8,000
NET CASH PROVIDED BY FINANCING ACTIVITIES	-	8,000

The accompanying notes are an integral part of these financial statements.

GILL CAPITAL PARTNERS, INC.
(A SUBSIDIARY OF OBW, INC.)

STATEMENTS OF CASH FLOWS (CONTINUED)

	Year Ended December 31, 2006	2005
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	6,030	(57,922)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	108,866	166,788
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 114,896	$ 108,866
SCHEDULE OF NONCASH INVESTING AND FINANCING ACTIVITIES:		
Interest imputed on subordinated loan payable to stockholder and treated as contributed back to the Company as additional paid-in capital	$ 5,200	$ 5,200

The accompanying notes are an integral part of these financial statements.

GILL CAPITAL PARTNERS, INC.
(A SUBSIDIARY OF OBW, INC.)

STATEMENT OF STOCKHOLDERS' EQUITY

	Common Stock		Additional	Retained
	No. of Shares	Amount	Paid-In Capital	Earnings (Deficit)
BALANCES, January 1, 2005	48,000	$ 4,500	$ 113,873	$ (30,052)
Interest imputed on subordinated loan and treated as contributed back to Company as capital	-	-	5,200	-
Net loss for the year	-	-	-	(23,813)
BALANCES, December 31, 2005	48,000	4,500	119,073	(53,865)
Interest imputed on subordinated loan and treated as contributed back to Company as capital	-	-	5,200	-
Net income for the year	-	-	-	13,932
BALANCES, December 31, 2006	48,000	$ 4,500	$ 124,273	$ (39,933)

The accompanying notes are an integral part of these financial statements.

GILL CAPITAL PARTNERS, INC.
(A SUBSIDIARY OF OBW, INC.)

STATEMENT OF CHANGES IN SUBORDINATED BORROWINGS

Subordinated borrowings at January 1, 2005	$ 130,000
Increases:	
Issuance of subordinated note	-
Decreases:	
Payments on subordinated note	-
Subordinated borrowings at December 31, 2005	130,000
Increases:	
Issuance of subordinated note	-
Decreases:	
Payments on subordinated note	-
Subordinated borrowings at December 31, 2006	$ 130,000

The accompanying notes are an integral part of these financial statements.

GILL CAPITAL PARTNERS, INC.
(A SUBSIDIARY OF OBW, INC.)

NOTES TO FINANCIAL STATEMENTS
December 31, 2006

NOTE 1: ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization:

Gill Capital Partners, Inc. (formerly Gill and Associates, Inc.) was incorporated as a broker/dealer under the laws of the State of Colorado on August 31, 1983, and currently is conducting business in Colorado primarily in the stock and bond markets. The Company operates under clearing agreements with other broker/dealers, and also provides investment advisory services. The Company is a subsidiary of OBW, Inc.

Basis of Accounting:

Securities transactions and related commission revenue and expenses are recorded on a settlement date basis.

Concentration of Credit Risk:

At December 31, 2006 and 2005, the Company had bank deposits of $15,666 and $17,369, respectively, in excess of Federally insured limits. Other financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash deposits with the Company's clearing brokers.

Regulatory Provisions:

The Company operates pursuant to the (k)(2)(ii) exemption from the Securities and Exchange Commission Rule 15c3-3. Accordingly, the Company is not required to make the periodic computation for determination of reserve requirement and information relating to the possession and control requirements under Rule 15c3-3.

NOTE 1: ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Clearing Deposit:

The Company maintains a cash deposit with its clearing broker/dealers, which is a requirement of the clearing agreements.

Net Capital Requirements:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2006 and 2005, the Company had net capital of $137,107 and $163,731, respectively, which was $37,107 and $63,731 in excess of its required net capital of $100,000. The Company's aggregate indebtedness to net capital was 0.25 to 1 and 0.11 to 1 at December 31, 2006 and 2005.

Cash and Cash Equivalents:

Cash and cash equivalents includes cash on hand and on deposit and highly liquid debt instruments with initial maturities generally of three months or less. Cash deposits with clearing organization are not included in cash and cash equivalents.

Property and Equipment:

Property and equipment are stated at cost and are depreciated using accelerated methods over their estimated useful lives, which range from five to seven years. Maintenance and repairs are expensed as incurred. Expenditures which significantly increase asset values or extend useful lives are capitalized.

GILL CAPITAL PARTNERS, INC.
(A SUBSIDIARY OF OBW, INC.)

NOTES TO FINANCIAL STATEMENTS
December 31, 2006

NOTE 1: ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Liabilities Subordinated to Claims of General Creditors:

During the years ended December 31, 2006 and 2005, the Company had a loan obligation subordinate to the claims of all creditors (see Note 6).

Fair Values of Financial Instruments:

For certain of the Company's financial instruments, including cash and equivalents, accounts receivable, and accrued liabilities, the carrying amounts approximate fair value due to their short maturities.

Impairment of Long-Lived Assets:

In the event that facts and circumstances indicate that long-lived assets may be impaired, an evaluation of recoverability would be performed. If an evaluation is required, the estimated future undiscounted cash flows associated with the asset would be compared to the asset's carrying amount to determine if a write-down to market value or discounted cash flow value is required. No impairment losses were recorded during the years ended December 31, 2006 and 2005.

Use of Estimates in the Preparation of Financial Statements:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

GILL CAPITAL PARTNERS, INC.
(A SUBSIDIARY OF OBW, INC.)

NOTES TO FINANCIAL STATEMENTS
December 31, 2006

NOTE 1: ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Taxes:

The Company's revenues and expenses are included in the consolidated tax returns of OBW, Inc. The income tax benefit for the year ended December 31, 2005 includes deferred federal and state income taxes accrued because of future tax benefits related to the carryforward of the net operating loss, and because of temporary differences between financial statement and tax bases of assets and liabilities. The benefit was used to offset the Company's taxable income for the year ended December 31, 2006. Net income (loss) per the financial statements differs from the income (loss) reported in the tax returns because of differences in depreciation methods.

NOTE 2: CASH FLOW INFORMATION

Payments for interest and income taxes were:

	December 31, 2006	December 31, 2005
Interest	$ 393	$ 81
Income taxes	$ -	$ -

NOTE 3: REVENUE CONCENTRATIONS

During 2006 and 2005, the Company earned $145,273 and $54,923, respectively, of commission income from one of its customers. The amount accounted for 21% and 13% of the Company's total income for 2006 and 2005, respectively.

NOTE 4: PROPERTY AND EQUIPMENT

Property and equipment consisted of the following as of December 31, 2006 and 2005:

	December 31, 2006	December 31, 2005
Furniture and equipment	$ 35,686	$ 35,686
Less accumulated depreciation	(31,913)	(30,834)
Net property and equipment	$ 3,773	$ 4,852

GILL CAPITAL PARTNERS, INC.
(A SUBSIDIARY OF OBW, INC.)

NOTES TO FINANCIAL STATEMENTS
December 31, 2006

NOTE 5: COMMITMENTS

The Company occupied a facility under an operating lease, which expired on January 31, 2007. The lease required no lease payments for the first three months, and scheduled periodic rent increases over the remaining term of the lease agreement. Total monthly rent payments required under the lease agreement were charged to expense on the straight-line method over the term of the lease. The Company recorded a deferred credit to reflect the excess of rent expense over cash payments since inception of the lease. The lease did not contain an option for renewal, but did provide for month to month tenancy after expiration of the lease term. Both landlord and tenant had options for early termination of the lease if certain conditions were met and termination fees were paid.

During 2004, the Company entered into an equipment lease agreement. The noncancelable operating lease requires monthly payments, plus applicable taxes, over a 36 month term. The equipment may be purchased at fair market value at the end of the lease term.

Future minimum rental payments for the year ending December 31, 2007 under the operating leases as of December 31, 2006 were $2,260 for the facility and $214 for the equipment.

Total rent charged to operations was $27,705 and $26,907, during 2006 and 2005, respectively.

On October 31, 2006, the Company signed a sixty-three month lease for new office space commencing November 1, 2006 and ending January 31, 2012. The new lease requires escalating payments as follows:

Year Ended December 31,	
2007	$ 31,946
2008	35,790
2009	36,985
2010	37,925
2011	38,865
2012	3,246
	$184,757

GILL CAPITAL PARTNERS, INC.
(A SUBSIDIARY OF OBW, INC.)

NOTES TO FINANCIAL STATEMENTS
December 31, 2006

NOTE 6: SUBORDINATED LOAN AGREEMENT

Effective February 20, 2004, a stockholder of the Company converted $130,000 of equity capital to a subordinated loan to the Company. The conversion was made pursuant to a sale of Company stock.

The loan is payable at maturity on March 1, 2007, has a stated interest rate of 0%, and is subordinate in right of payment and subject to the prior payments or provision for payment in full of all claims of all other present and future creditors of the Company arising out of any matter occurring prior to maturity.

Because the stated interest rate is below market, interest has been imputed on the loan at 4%. Total interest expense imputed during 2006 and 2005 was $5,200 per year.

NOTE 7: INCOME TAXES

The income tax benefit (expense)consisted of the following as of December 31,:

	2006	2005
Current benefit (expense):		
U.S. Federal	$ (4,019)	$ 0
State	(1,241)	0
	(5,260)	0
Deferred benefit (expense):		
U.S. Federal	0	4,019
State	0	1,241
	0	5,260
Total	$ (5,260)	$ 5,260

The deferred tax benefit asset for the year ending December 31, 2005 was carried forward and used to offset the Company's federal and state income taxes for the year ending December 31, 2006.

NOTE 8: RETIREMENT PLANS

The Company may make discretionary retirement plan contributions to the O'Brien Capital Management, Inc. Employee Stock Bonus Trust (the Trust) pursuant to an Employee Stock Ownership Plan (the Plan). Under the Plan, the Company may make contributions to the Trust of an amount not to exceed 25% of the compensation of eligible employees. Employees age 21 or older, with one year of service and working at least 1,000 hours during the year are eligible to participate. Contributions to the Trust are invested in the stock of OBW, Inc., the Company's majority stockholder. Employees vest in the contributions over a 7 year period. No contributions were made to the Trust for 2006 and 2005.

NOTE 9: RELATED PARTY TRANSACTIONS

OBW, Inc. and a related company, O'Brien Capital Management Inc. (OCM, Inc.), are both entirely owned by O'Brien Capital Management Employee Stock Bonus Trust (the Trust) under an Employee Stock Ownership Plan sponsored by both companies. During 2005, the Company made non-interest bearing advances to OBW, Inc. of $11,949, and received non-interest bearing advances from OCM, Inc. totaling $8,000.

Effective January 1, 2006, the Company signed a consulting agreement with OBW, Inc. Pursuant to the agreement, OBW, Inc. will provide compliance, marketing and information technology services for the Company. The agreement may be terminated by either party upon 30 days written notice. During 2006, the Company paid management fees of $66,734 for services provided by OBW, Inc.

GILL CAPITAL PARTNERS, INC.
(A SUBSIDIARY OF OBW, INC.)

NOTES TO FINANCIAL STATEMENTS
December 31, 2006

NOTE 9: RELATED PARTY TRANSACTIONS (CONTINUED)

OBW, Inc. and OCM, Inc. are operated out of the same offices as Gill Capital Partners, Inc. Both companies have minimal activity, and pay their own direct operating expenses. No occupancy expenses are charged to either company.

GILL CAPITAL PARTNERS, INC.
(A SUBSIDIARY OF OBW, INC.)

SCHEDULE I

COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

NET CAPITAL	December 31, 2006	December 31, 2005
Total stockholders' equity qualified for net capital	$ 88,840	$ 69,708
Add liability subordinated to claims of general creditors	130,000	130,000
Less non-allowable assets:		
Property and equipment	3,773	4,852
Prepaid expenses	6,916	4,052
Unsecured advances	11,949	11,949
Receivables	53,590	7,605
Other assets not readily convertible to cash	-	5,260
Refundable deposits	5,505	2,259
	81,733	35,977
NET CAPITAL	$ 137,107	$ 163,731
AGGREGATE INDEBTEDNESS		
Items included in statement of financial condition	$ 33,681	$ 17,403
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required	$ 100,000	$ 100,000
Excess net capital at 1500%	$ 37,107	$ 63,731
Excess net capital at 1000%	$ 133,739	$ 161,991
Ratio of aggregate indebtedness to net capital	0.25 to 1	0.11 to 1

GILL CAPITAL PARTNERS, INC.
(A SUBSIDIARY OF OBW, INC.)

SCHEDULE I (CONTINUED)

COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

	December 31, 2006	December 31, 2005
RECONCILIATION WITH COMPANY'S COMPUTATION (Included in Part IIA, Form X-17A-5 as of December 31, 2006 and 2005, respectively)		
Net capital, as reported in Part IIA of the Company's unaudited FOCUS report as of December 31, 2006 and 2005, respectively	$ 139,835	$ 172,347
Net audit adjustments	(3,392)	11,973
Difference in computation of non-allowable assets	664	(20,589)
Net capital per above	$ 137,107	$ 163,731
Aggregate indebtedness, as reported in Part IIA of the Company's unaudited FOCUS report as of December 31, 2006 and 2005, respectively	$ 32,174	$ 8,817
Net audit adjustments	1,507	8,586
Aggregate indebtedness per above	$ 33,681	$ 17,403

GILL CAPITAL PARTNERS, INC.
(A SUBSIDIARY OF OBW, INC.)

SCHEDULE II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2006 and 2005

The Company operates pursuant to the (k)(2)(ii) exemption provision of the Securities and Exchange Commission Rule 15c3-3 of the customer protection rules and no longer holds customer funds or securities. Therefore, there were no reserve requirements as of December 31, 2006 and 2005.

GILL CAPITAL PARTNERS, INC.
(A SUBSIDIARY OF OBW, INC.)

SCHEDULE III

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2006 and 2005

The Company operates pursuant to the (k)(2)(ii) exemption provision of The Securities and Exchange Commission Rule 15c3-3 of the customer protection rules and no longer holds customer funds or securities. Therefore, there were no possession or control requirements as of December 31, 2006 and 2005.

AFFLECK GILMAN & CO., P.C.
Certified Public Accountants

Julie K. Affleck, CPA
Richard L. Gilman, CPA

cpa

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17A-5

Board of Directors
Gill Capital Partners, Inc.
Denver, Colorado

In planning and performing our audit of the financial statements and supplemental schedules of Gill Capital Partners, Inc. (a subsidiary of OBW, Inc.)(the Company), for the years ended December 31, 2006 and 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customer as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the

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Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006 and 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the owner, the SEC, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Affleck Gilman & Co., P.C.

AFFLECK GILMAN & CO., P.C.
Certified Public Accountants

Denver, Colorado
February 15, 2007

END